

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2014

<u>Via E-mail</u>
Warren Gilbert
President, Chief Executive Officer, Chief Financial Officer
Sync2 Networks Corp.
1800 NE 114th Street, Suite 2110
Miami, FL 33181

   Re: **Sync2 Networks Corp.**
     Form 10-K for the Fiscal Year Ended June 30, 2013
     Filed October 1, 2013
     Form 10-Q for the Quarterly Period Ended September 30, 2013
     Filed November 20, 2013
     File No. 333-152551

Dear Mr. Gilbert:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Patrick Gilmore

           Patrick Gilmore
           Accounting Branch Chief